EXHIBIT 99.1

QUARTZ MOUNTAIN ANNOUNCES APPOINTMENT OF ROBERT DICKINSON AS CHAIRMAN AND CEO

May 31, 2022 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or “the Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce the appointment of Robert Dickinson as Chairman and CEO, effective May 30, 2022.  Mr. Dickinson, Quartz Mountain’s largest shareholder, is an economic geologist, Canadian Mining Hall of Fame Inductee, and co-founder and Chairman of the Hunter Dickinson group. He has played a central role in the discovery, advancement and funding of many important porphyry deposits.   He is currently active with Quartz Mountain, Amarc Resources (IKE, JOY, DUKE), Northern Dynasty Minerals (Pebble), Taseko Mines (Gibraltar, Florence), and Northcliff Resources (Sisson).

Trevor Thomas, having resigned as Chairman, President and CEO, will remain with Quartz Mountain as a Director and Corporate Secretary.  Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Leonie Tomlinson, ICD.D, a Director of Quartz Mountain since 2017, has been appointed as President of the Company.  Ms. Tomlinson is a Business Executive with over 20 years of varied experience. Her practical sensibility, empathy, and creativity along with her ability to establish governance boundaries makes her a respected executive. Ms. Tomlinson serves as an Executive Vice President within HDI and is Chair of the Board of the Britannia Mine Museum.  She also serves on the Board of Directors of MineralsEd.

Matthew Dickinson, a Director of the Company since 2019, has been appointed as Vice President Corporate Development.  Mr. Dickinson joined Quartz Mountain to establish the Company’s investor relations, digital communications and media strategy. Past roles include software consulting and development in the manufacturing and e-commerce sectors, venture capital and marketing.

About Quartz Mountain

Quartz Mountain Resources Ltd. (TSXV: QZM.V, OTC PINK: QZMRF) is a mineral exploration company based in Vancouver, Canada.  It is focused on acquiring, exploring, developing, and transacting high-value gold, silver, and copper projects in BC.  The Company currently holds 100% of the Maestro gold-silver-copper-molybdenum property and holds an option to acquire 100% of the Jake porphyry copper-gold property.  All Quartz Mountain projects are selected under key acquisition principles: easy access to infrastructure, high potential for discovery of major resources and significant future transaction value.

Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a company with over 35-years of success, discovering, developing, and transacting mineral projects in Canada and internationally. In B.C, former HDI projects included Mount Milligan, Kemess South, and Gibraltar - all of which are copper (± gold, silver, molybdenum) porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson in Canada, Pebble and Florence in the United States, and Xietongmen in China.

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Quartz Mountain is committed to the advancement of critical and essential mining assets while following HDI’s Responsible Mineral Development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors,

Leonie Tomlinson

President & Director

For further details, contact Matthew Dickinson, VP Corporate Development at:

T: (604) 842-2690 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.

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